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CUSIP No.  874687106                          Page 2 of 9

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Saad. A. Alissa

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) / /
                                                         (b) / /

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):  / /
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      903,700

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      903,700

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:
      903,700

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      8.99%

14.   TYPE OF REPORTING PERSON:
      IN

CUSIP No.  874687106                          Page 3 of 9

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Abdullatif Ali Alissa Est.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) / /
                                                         (b) / /

3.    SEC USE ONLY


4.    SOURCE OF FUNDS:
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):  / /
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      680,100

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      680,100

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:
      680,100

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      6.77%

14.   TYPE OF REPORTING PERSON:
      OO

CUSIP No.  874687106                          Page 4 of 9

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Financial Investors Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) / /
                                                         (b) / /

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):  / /
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      680,100

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      680,100

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:
      680,100

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      6.77%

14.   TYPE OF REPORTING PERSON:
      OO

CUSIP No.  874687106                          Page 5 of 9

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      General Investors Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) / /
                                                         (b) / /

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):  / /
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      223,600

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      223,600

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:
      223,600

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      2.23%

14.   TYPE OF REPORTING PERSON:
      OO

SCHEDULE 13D
(Amendment No. 3)


      NOTE: For convenience, Abdullatif Ali Alissa Est. (the /Establishment/), Mr. Alissa, General Investors Limited (/GIL/) and Financial Investors Limited (/FIL/) are sometimes collectively referred to as the /Filing Persons./ All capitalized terms used in this Amendment No. 3 and not defined herein shall have the same meaning as in the statement of Saad
A. Alissa on Schedule 13D dated August 31, 1994, Amendment No. 1 dated October 19, 1994 and Amendment No. 2 dated November 18, 1994. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 4.    Purpose of Transaction

      The shares of the Company's Common Stock purchased by the Filing Persons have been acquired for purposes of investment. The Filing Persons may make additional purchases of Common Stock in the open market or in other transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Filing Persons, general economic conditions and other factors. Depending on the same factors the Filing Persons may sell all or part of the Shares.

      Mr. Alissa has requested and been granted a meeting with management of the Company in late February 1995 to discuss enhancing shareholder value for the benefit of all shareholders of the Company. At the meeting, Mr. Alissa intends to discuss such available strategies for enhancing shareholder value as: eliminating the Company's Rights Agreement, selling off non-core business holdings and using the resulting sales proceeds to retire debt. Also, at the meeting, Mr. Alissa intends to deliver a written demand for a list of the Company's shareholders to permit him to communicate with other shareholders of the Company regarding issues pertaining to the operations of the Company and its performance. Mr. Alissa's previous oral request for a shareholder list was denied by the Company's management.



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                                                   Page 7 of 9


      In addition, although the Filing Persons do not have any present plan or proposal which relates to or would result in the following matters, the Filing Persons will continue to evaluate their investment in the Company and the factors set forth above, any may formulate proposals with respect to such matters:

           (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

           (b) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

           (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (d)  Any material change in the present
capitalization or dividend policy of the Company;

           (e) Any other material change in the Company's business or corporate structure;

           (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

           (i) Any action similar to any of those enumerated above.

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                                                   Page 8 of 9


Item 5.    Interest in Securities of the Issuer

           Mr. Alissa is a deemed to be the indirect beneficial owner of an aggregate of 903,700 shares of Common Stock of the Company. This amount includes 223,600 shares owned indirectly through GIL and 680,100 shares owned indirectly through FIL, which is wholly owned by the Establishment. The 903,700 shares of the Company's Common Stock represents 8.99% of the outstanding Common Stock of the Company.

           Mr. Alissa and GIL share the power to vote or the power to dispose of the shares of Common Stock owned by GIL.
The Establishment, Mr. Alissa and FIL share the power to vote or dispose of the shares of Common Stock owned by FIL.

           The following table sets forth information with respect to all purchases and sales of Common Stock by the Filing
Persons since the last transaction reported in the last amendment to this Schedule 13D:

  Date of      Number of              Type of             Price
Transaction       Shares            Transaction         Per Share
11/22/94        3000           Open Market Purchase     8.125
11/22/94        5000           Open Market Purchase     8.250
11/23/94        5000           Open Market Purchase     8.250
11/28/94        5000           Open Market Purchase     8.250
11/28/94        5000           Open Market Purchase     8.125
12/01/94        5000           Open Market Purchase     8.500
12/05/94        5000           Open Market Purchase     8.500
12/05/94        500            Open Market Purchase     8.375
12/07/94        5000           Open Market Purchase     8.375
12/08/94        5000           Open Market Purchase     7.750
12/08/94        5000           Open Market Purchase     7.875
12/09/94        5000           Open Market Purchase     7.750
12/12/94        5000           Open Market Purchase     7.500
12/27/94        5000           Open Market Purchase     7.500
12/29/94        5000           Open Market Purchase     7.375
12/30/94        2000           Open Market Purchase     7.625
12/30/94        3000           Open Market Purchase     7.750
01/10/95        5000           Open Market Purchase     7.500
01/26/95        1000           Open Market Purchase     8.375
01/26/95        5000           Open Market Purchase     8.625
01/27/95        6000           Open Market Purchase     8.750
01/31/95        5000           Open Market Purchase     8.625
01/31/95        5000           Open Market Purchase     8.500


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                                                   Page 9 of 9

SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    ABDULLATIF ALI ALISSA EST.


Dated: February 3, 1995         By: /s/ Saad A. Alissa
                                    Saad A. Alissa, President



Dated: February 3, 1995             /s/ Saad A. Alissa
                                    Saad A. Alissa



                                    FINANCIAL INVESTORS LIMITED


Dated: February 3, 1995         By: /s/ Saad A. Alissa
                                    Saad A. Alissa, Secretary



                                    GENERAL INVESTORS LIMITED


Dated: February 3, 1995         By: /s/ Saad A. Alissa
                                    Saad A. Alissa, Secretary